

September 9, 2014

Via Email
Joshua Kobza
Chief Financial Officer
Burger King Worldwide, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

> **Re:** **Burger King Worldwide, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-35511**

Dear Mr. Kobza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 1. Business

Latin American and the Caribbean (LAC), page 6

1. We note from the disclosure on page 6 that in April 2013, you contributed all of your 98 company restaurants in Mexico to a joint venture with Alsea S.A.B. de C.V., the parent of your largest franchisee in Mexico, in exchange for cash and a 20% equity stake in the joint venture and granted the joint venture exclusive master franchise rights and development rights. Please tell us how you valued and accounted for the consideration exchanged in this transaction and indicate whether any gain or loss was recognized in your financial statements as a result of this transaction. If so, please explain how any gain or loss recognized was determined and indicate where it has been classified in your results of operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Combination Agreement Expenses, page 33

2. We note the disclosure on page 33 indicating that on April 3, 2012 Burger King Worldwide Holdings, Inc., the indirect parent company of Holdings entered into a business combination agreement and plan of merger with Justice Holdings Limited. We also note that you incurred $27 million of general and administrative expenses associated with the business combination agreement during 2012, consisting of $5.9 million of one-time share-based compensation expense as a result of the increase in your equity value implied by the business combination agreement and $21.1 million of professional fees and other transaction costs. Please explain what impact this merger transaction had on your financial statements other than the recognition of the expenses described on page 33 of MD&A. In addition, since this transaction was consummated by your parent company, please explain why you were required to recognize $27 million of expenses in your financial statements as a result of the merger. As part of your response, please also explain why you were required to revalue certain share-based compensation arrangements as a result of the merger transaction.

Note 23. Supplemental Financial Information, page 106

3. We note that you have included condensed consolidating financial information in your financial statements for the parent, issuer, guarantors and non-guarantors of your Senior Notes. Please revise to disclose whether your subsidiary guarantors are 100% owned as required by Rule 3-10(f) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief